SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE CXone Selected by Leading Australian Vocational Education Provider to Digitally Transform its Customer Service, dated February 2, 2022.
99.2 NICE Expands Partnership with Google, Adding CXone to the Chrome Enterprise Recommended Program, dated February 3, 2022.
99.3 NICE Commits to Corporate Citizenship and Social Responsibility in Inaugural Environmental, Social and Governance Report, dated February 8, 2022.
99.4 NICE Partners with Etisalat Digital to Bring the CXone Cloud Platform to the United Arab Emirates, dated February 9, 2022.
99.5 NICE Named MetriStar Top Provider for Smart Self-Service, dated February 15, 2022.
99.6 NICE Nexidia Analytics Bolsters Digital Transformation for Leading Universal Bank, dated February 22, 2022.
99.7 NICE Actimize Wins Six 2022 Global Banking and Finance Awards Highlighting Excellence and Innovation in Enterprise Fraud Technology, dated February 23, 2022.
99.8 NICE Recognized as a Top Provider for Conversational AI Applications and Chatbots by Metrigy, dated February 24, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: March 7, 2022

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE CXone Selected by Leading Australian Vocational Education Provider to Digitally Transform its Customer Service, dated February 2, 2022.
99.2 NICE Expands Partnership with Google, Adding CXone to the Chrome Enterprise Recommended Program, dated February 3, 2022.
99.3 NICE Commits to Corporate Citizenship and Social Responsibility in Inaugural Environmental, Social and Governance Report, dated February 8, 2022.
99.4 NICE Partners with Etisalat Digital to Bring the CXone Cloud Platform to the United Arab Emirates, dated February 9, 2022.
99.5 NICE Named MetriStar Top Provider for Smart Self-Service, dated February 15, 2022.
99.6 NICE Nexidia Analytics Bolsters Digital Transformation for Leading Universal Bank, dated February 22, 2022.
99.7 NICE Actimize Wins Six 2022 Global Banking and Finance Awards Highlighting Excellence and Innovation in Enterprise Fraud Technology, dated February 23, 2022.
99.8 NICE Recognized as a Top Provider for Conversational AI Applications and Chatbots by Metrigy, dated February 24, 2022.